Exhibit 21

List of Subsidiaries of PSS World Medical, Inc.

Name of Domestic Subsidiary	State of Formation	(Names under which Subsidiary conducts business)
Diagnostic Imaging, Inc.	Florida	Diagnostic Imaging; X-Ray of Georgia; Chesapeake X-Ray
Gulf South Medical Supply, Inc.	Delaware
Physician Sales & Service, Inc.	Florida
Physician Sales & Service Limited Partnership	Florida
PSS Holding, Inc.	Florida
PSS Service, Inc.	Florida
ThriftyMed, Inc.	Florida
DXR Imaging, Inc.	California
The Gilbert X-Ray Company of Texas	Texas
DI Service Group, Inc.	Florida